Exhibit 99.(A)(1)(B)

Memorandum

To:             Employees
From:         [NAME]
Date:                     , 2002
Subject:     Stock Option Offer to Exchange

Blue Martini is pleased to announce that its Board of Directors has approved management’s proposal to allow eligible employees of the Company, other than directors and certain officers, the opportunity to exchange outstanding stock options with exercise prices equal to or greater than $1.77 per share. Participating options will be exchanged for replacement options on a one-for-one (1:1) basis.

Participation in this program is entirely voluntary, and although our Board of Directors has approved this offer, neither the Board of Directors nor the Company makes any recommendation as to whether or not you should tender your options for exchange. You must make your own decision. A detailed description of the offer terms, the individuals who may participate, the conditions to exchanging your options, and the risks involved in participating, among other pertinent information, is set forth in the documents enclosed with this letter. Please note that you must be continuously employed by Blue Martini through the date of grant of the replacement options in order to be eligible for this offer.

Blue Martini has decided to offer you the ability to exchange some of your options because many of your options, whether or not they are currently vested and exercisable, have exercise prices that are significantly higher than the current market price of our common stock. Because these options are unlikely to be exercised in the foreseeable future, these options have resulted in a lack of proper incentive. By giving you the opportunity to participate in this offer, I believe that we will improve a cornerstone of our Company’s success—the retention and motivation of our employees.

If you decide to participate in this offer, please follow the procedures outlined in the enclosed documents. If you have any questions about this offer please email your questions to Lara Williams at lara@bluemartini.com. Alternatively, you may reach Lara Williams via telephone at (650) 356-7633.